Exhibit 3.8

ARTICLES OF AMENDMENT

OF

AMENDMENT AND RESTATEMENT

OF

ARTICLES OF INCORPORATION

OF

CARRAMERICA REALTY CORPORATION

CarrAmerica Realty Corporation, a Maryland corporation, having its principal office in Maryland in Baltimore, Maryland (the “Corporation”), and having The Corporation Trust, Incorporated as its resident agent located at 23 South Street, Baltimore, Maryland, hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST: The charter of the Corporation is hereby amended by striking in its entirety Article 5 and by inserting the following in lieu thereof:

“ARTICLE V.

REIT Provisions

Section 5.1. Definitions. The following terms shall have the following meanings:

(a) “Acquire” shall mean the acquisition of Beneficial Ownership of shares of Stock by any means including, without limitation, acquisition pursuant to any option, warrant, pledge or other security interest or similar right to acquire shares, but shall not include the acquisition of any such rights unless, as a result, the acquiror would be considered a Beneficial Owner (if the acquisition would have been effective), as defined below. The term “Acquisition” shall have a correlative meaning.

(b) “Beneficial Ownership” shall mean ownership of Stock by a Person who is or would be treated as an owner of such shares of Stock either directly, or indirectly pursuant to Section 542(a)(2) of the Code, taking into account, for this purpose, constructive ownership determined under Section 544 of the Code, as modified by Section 856(h)(1)(B) of the Code. The terms “Beneficial Owner,” “Beneficially Owns” and “Beneficially Owned” shall have the correlative meanings.

(c) “Charitable Beneficiary” shall mean one or more beneficiaries of the Trust as determined pursuant to Section 5.13, each of which shall be an organization described in Sections 170(b)(1)(A), 170(c)(2) and 501(c)(3) of the Code.

(d) “Code” shall mean the Internal Revenue Code of 1986, as amended from time to time.

(e) “Common Stock” shall mean any shares of Stock issued by the Corporation that are Common Stock under Section 4.1 of these Articles of Incorporation.

(f) “Effective Date” shall mean the date on which the Articles of Amendment to the Corporation’s Articles of Incorporation adopting this amended and restated version of Article V are filed with the Department of Assessments and Taxation of the State of Maryland.

(g) “IRS” shall mean the United States Internal Revenue Service.

(h) “Market Price” shall mean, with respect to any class of Stock, the last reported sales price, regular way, on the NYSE of shares of such class of Stock on the trading day immediately preceding the relevant date, or if such class of Stock is not then traded on the NYSE, the last reported sales price, regular way, of shares of such class of Stock on the trading day immediately preceding the relevant date as reported on the principal exchange or quotation system on which such class of Stock may be traded, provided, however, that if the Board of Directors determines in good faith that a lower price is appropriate, then the Market Price shall be such lower price as determined in good faith by the Board of Directors, or if such class of Stock is not then traded over any exchange or quotation system, the Market Price shall be the price determined in good faith by the Board of Directors of the Corporation as the fair market value of shares of such class of Stock on the relevant date.

(i) “Non-U.S. Person” shall mean a Person other than a U.S. Person.

(j) “NYSE” shall mean the New York Stock Exchange.

(k) “Ownership Limit” shall mean (i) with respect to the Common Stock, 9.8% of the outstanding shares of Common Stock of the Corporation; and (ii) with respect to any class or series of Preferred Stock, 9.8% of the outstanding shares of such class or series of Preferred Stock of the Corporation.

(l) “Person” shall mean an individual, corporation, partnership, limited liability company, estate, trust (including a trust qualified under Section 401(a) or 501(c)(17) of the Code), a portion of a trust permanently set aside for or to be used exclusively for the purposes described in Section 642(c) of the Code, association, private foundation within the meaning of Section 509(a) of the Code, joint stock company or other entity and also includes a group as that term is used for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended; but does not include an underwriter which participates in a public offering of the Stock for a period of 90 days following the purchase by such underwriter of the Stock, provided that the ownership of Stock by such underwriter would not result in the Corporation being “closely held” within the meaning of Section 856(h) of the Code and would not otherwise result in the Corporation failing to qualify as a REIT.

(m) “Preferred Stock” shall mean any shares of Stock issued by the Corporation that are Preferred Stock under Section 4.1 of these Articles of Incorporation.

(n) “Purported Beneficial Transferee” shall mean, with respect to any purported Transfer which would result in a violation of the limitations in Section 5.2, the purported owner for whom the Purported Record Transferee would have Acquired or owned shares of Stock if such Transfer had been valid under Section 5.2.

(o) “Purported Record Transferee” shall mean with respect to any purported Transfer which would result in a violation of the limitations in Section 5.2, the record holder of the Stock if such Transfer had been valid under Section 5.2.

(p) “REIT” shall mean a Real Estate Investment Trust under Section 856 of the Code.

(q) “Restriction Termination Date” shall mean the date on which the Corporation determines pursuant to Section 5.15 of these Articles of Incorporation that it is no longer in the best interests of the Corporation to attempt to, or continue to, qualify as a REIT.

(r) “Stock” shall mean shares of stock of the Corporation that are either Common Stock or Preferred Stock.

(s) “Transfer” shall mean any issuance, sale, transfer, gift, assignment, pledge, hypothecation, devise or other disposition of Stock or the right to vote or receive dividends on Stock (including (i) the granting of any option or entering into any agreement for the sale, transfer or other disposition of Stock, or the right to vote or receive dividends on Stock or (ii) the sale, transfer, assignment or other disposition or grant of any Acquisition Rights or other securities or rights convertible into or exchangeable for Stock, or the right to vote or receive dividends on Stock), whether voluntary or involuntary, whether of record, constructively, or beneficially, and whether by operation of law or otherwise.

(t) “Trust” shall mean the trust created pursuant to Section 5.12.

(u) “Trustee” shall mean the Person unaffiliated with the Corporation, or the Purported Beneficial Transferee, or the Purported Record Transferee, that is appointed by the Corporation to serve as trustee of the Trust.

(v) “U.S. Person” shall mean (a) a citizen or resident of the United States, (b) a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any state therein (including the District of Columbia), (c) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any state therein (including the District of Columbia), and (d) any estate or trust (other than a foreign estate or foreign trust, within the meaning of Section 7701(a)(31) of the Code.

Section 5.2 Restrictions.

Except as provided in Section 5.10, prior to the Restriction Termination Date:

(i) no Person shall Acquire any shares of Stock if, as the result of such Acquisition, such Person shall Beneficially Own shares of Stock in excess of the Ownership Limit;

(ii) no Person shall Acquire any shares of Stock if, as a result of such Acquisition, the Stock would be directly or indirectly Beneficially Owned by less than 100 Persons (determined without reference to the rules of attribution under Section 544 of the Code);

(iii) no Person shall Acquire any shares of Stock if, as a result of such Acquisition, the Corporation would be “closely held” within the meaning of Section 856(h) of the Code; and

(iv) no Person shall Acquire any shares of Stock after the Effective Date if, as a result of such Acquisition, the fair market value of the shares of Stock owned directly and indirectly by Non-U.S. Persons would comprise 50% or more of the fair market value of the issued and outstanding shares of Stock.

Section 5.3 Remedies for Breach.

(a) If, notwithstanding the other provisions contained in this Article V, at any time there is a purported Transfer, Acquisition, change in the capital structure of the Corporation or other event (including, without limitation, a change in the relationship between two or more Persons that causes the application of Section 544 of the Code, as modified by Section 856(h)), that, if effective, would result in the violation of one or more of the restrictions on ownership and transfer described in Section 5.2, then (1) in the case of a Transfer or Acquisition, that number of shares of Stock purported to be Transferred or Acquired that otherwise would cause such Person to violate Section 5.2 (rounded up to the next whole share) shall be automatically transferred to a Trust for the benefit of a Charitable Beneficiary, as described in Section 5.12, effective as of the close of business on the day immediately prior to the date of such purported Transfer or Acquisition, and such Person shall Acquire no rights in such shares of Stock; (2) in the case of any event other than a Transfer or Acquisition (a “Beneficial Ownership Event”), that number of shares of Stock that would be owned by Persons (the “Affected Persons”) as a result of such Beneficial Ownership Event that otherwise would violate Section 5.2 (rounded up to the next whole share) shall be automatically transferred to a Trust for the benefit of a Charitable Beneficiary, as described in Section 5.12, effective as of the close of business on the day immediately prior to such Beneficial Ownership Event, and such Affected Persons or Persons shall Acquire no rights (or have no continuing rights) in such shares of Stock; or (3) if the transfer to the Trust described in either clause (1) or clause (2) hereof would not be effective for any reason to prevent any Person from Beneficially Owning Stock in violation of Section 5.2, then the Transfer, Acquisition, or other Beneficial Ownership Event that would otherwise cause such Person to violate Section 5.2 shall be void ab initio.

(b) Notwithstanding the other provisions hereof, any Transfer or Acquisition of shares of Stock that, if effective, would result in the Stock being beneficially owned by less than 100 persons (determined without reference to any rules of attribution under Section 544 of the Code) shall be void ab initio, and the intended transferee shall Acquire no rights in such shares of Stock.

(c) In addition to, and without limitation by, subparagraphs (a) and (b) above, if the Board of Directors or its designees shall at any time determine in good faith that a Transfer, Acquisition or other event has taken place that results in a violation of Section 5.2 or that a Person intends to Acquire, has attempted to Acquire, or may Acquire direct ownership, Beneficial Ownership (determined without reference to any rules of attribution under Section 544 of the Code) or Beneficial Ownership of any Stock in violation of Section 5.2, the Board of Directors or its designees shall take such action as it deems advisable to refuse to give effect to or to prevent such Transfer, Acquisition or other event, including, but not limited to, causing the Corporation to refuse to give effect to such Transfer, Acquisition or other event on the books of the Corporation or instituting proceedings to enjoin such Transfer, Acquisition or other event; provided, however, that any Transfer or Acquisition (or, in the case of events other than a Transfer or Acquisition, ownership or Beneficial Ownership) in violation of Section 5.2 shall automatically result in the transfer to the Trust described in Section 5.12, irrespective of any action (or non-action) by the Board of Directors.

(d) Nothing contained in this Section 5.3 shall limit the authority of the Board of Directors to take such other action as it deems necessary or advisable to protect the Corporation and the interests of its stockholders by preservation of the Corporation’s status as a REIT.

Section 5.4. Notice of Restricted Transfer. Any Person who Acquires or attempts or intends to Acquire shares of Stock in violation of Section 5.2 shall immediately give written notice to the Corporation of such event and shall provide to the Corporation such other information as the Corporation may request in order to determine the effect, if any, of such Transfer or attempted or intended Transfer on the Corporation’s status as a REIT.

Section 5.5. Owners Required To Provide Information. Prior to the Restriction Termination Date:

(a) every stockholder of record of more than 5% (or such lower percentage as required by the Code or regulations promulgated thereunder) of the outstanding Stock of the Corporation shall, within 30 days after December 31 of each year, give written notice to the Corporation stating the name and address of such record stockholder, the number of shares Beneficially Owned by it, and a description of how such shares are held; provided that a shareholder of record who holds outstanding Stock of the Corporation as nominee for another person, which other person is required to include in gross income the dividends received on such Stock (an “Actual Owner”), shall give written notice to the Corporation stating the name and address of such Actual Owner and the number of shares of such Actual Owner with respect to which the stockholder of record is nominee.

(b) every Actual Owner of more than 5% (or such lower percentage as required by the Code or regulations promulgated thereunder) of the outstanding Stock of the Corporation who is not a stockholder of record of the Corporation, shall within 30 days after December 31 of each year, give written notice to the Corporation stating the name and address of such Actual Owner, the number of shares Beneficially Owned, and a description of how such shares are held.

(c) each person who is a Beneficial Owner of Stock and each Person (including the stockholder of record) who is holding Stock for a Beneficial Owner shall provide to the Corporation such information as the Corporation may request, in good faith, in order to determine the Corporation’s status as a REIT.

Section 5.6. Ambiguity. In the case of an ambiguity in the application of any of the provisions of this Article V, including any definition contained in Section 5.1, the Board of Directors shall have the power to determine the application of the provisions of this Article V with respect to any situation based on the facts known to it.

Section 5.7. Intentionally Omitted.

Section 5.8. Intentionally Omitted.

Section 5.9. Intentionally Omitted.

Section 5.10. Exception. The Board of Directors, in its sole discretion, may exempt a Person (the “Exempted Holder”) from the Ownership Limit, with respect to the Common Stock or any class or series of Preferred Stock if the Board shall have determined that the Person is not an individual for purposes of Section 542(a)(2) of the Code and that no individual’s Beneficial Ownership of such Stock will violate the Ownership Limit and the Board of Directors obtains such representations and undertakings, if any, from such Person as the Board determines in its sole and absolute discretion are reasonably necessary or advisable to ascertain that no individual’s Beneficial Ownership of such Stock will violate the Ownership Limit. Prior to granting any exception pursuant to this Section 5.10, the Board of Directors may require a ruling from the IRS, or an opinion of counsel, in either case in form and substance satisfactory to the Board of Directors in its sole discretion, as it may deem necessary or advisable in order to determine or ensure the Corporation’s status as a REIT. Notwithstanding the receipt of any ruling or opinion, the Board of Directors may impose such conditions or restrictions as it deems appropriate in connection with granting such exception.

Section 5.11. Legend. Each certificate for Stock shall bear the following legend:

“No Person (1) may Beneficially Own shares of Common Stock in excess of 9.8 percent (or such greater percentage as may be determined by the Board of Directors of the Corporation) of the outstanding Common Stock of the Corporation, (2) may Beneficially Own shares of any class or series of Preferred Stock in excess of 9.8 percent (or such greater percentage as may be determined by the Board of Directors of the Corporation) of the outstanding shares of such class or series of Preferred Stock of the Corporation, (3) Beneficially Own Stock that would result in the Corporation’s being “closely held” (within the meaning of Section 856(h) of the Code) or Acquire Stock that would result in the Corporation having less than 100 shareholders (as determined for purposes of Section 856(a)(5) of the Code), or (4) Acquire shares of Stock if, as a result of such Acquisition, the Corporation would fail to qualify as a “domestically-controlled REIT” (within the meaning of Section 897(h)(4) of the Code). Any Person who attempts to Beneficially Own shares of Stock in excess of the above limitations must immediately notify the Corporation. If any of the restrictions on transfer or ownership set forth in Article V of the Articles of Incorporation are violated, the Stock represented hereby will be automatically transferred to the Trustee of a Trust for the benefit of a Charitable Beneficiary pursuant to the terms of Article V of the Articles of Incorporation. In addition, attempted Transfers of Stock in violation of the limitations described above (as modified or expanded upon in Article V of the Corporation’s Articles of Incorporation), may be void abinitio. A Person who attempts to Beneficially Own shares of Stock in violation of the ownership limitations set forth in Section 5.2 of the Articles of Incorporation shall have no claim, cause of action, or any other recourse whatsoever against a transferor of such shares. All capitalized terms in this legend have the meanings defined in the Corporation’s Articles of Incorporation, a copy of which, including the restrictions on transfer, will be sent without charge to each stockholder who so requests.

Section 5.12. Transfer of Stock in Trust.

(a) Ownership in Trust; Status of Shares Held in Trust. Upon any purported Transfer (whether or not such Transfer is the result of a transaction engaged in through the facilities of the NYSE), Acquisition or other event that results in the transfer of Stock to a Trust pursuant to Section 5.3, such shares of Stock shall be deemed to have been transferred to the Trustee in its capacity as Trustee for the exclusive benefit of one or more Charitable Beneficiaries. The Trustee shall be appointed by the Corporation and shall be a Person unaffiliated with the Corporation, any Purported Beneficial Transferee or Purported Record Transferee. Each Charitable Beneficiary shall be designated by the Corporation as provided in Section 5.13. Shares of Stock so held in Trust shall be issued and outstanding stock of the Corporation. The Purported Beneficial Transferee or Purported Record Transferee shall not benefit economically from ownership of any shares of Stock held in Trust by the Trustee, shall have no rights to dividends paid with respect to such shares, and shall not possess any rights to vote or other rights attributable to the shares held in Trust. The Purported Record Transferee and the Purported Beneficial Transferee of shares of Stock in violation of Section 5.2 shall have no claim, cause of action, or any other recourse whatsoever against the purported transferor of such shares.

(b) Dividend Rights. The Trustee shall have all rights to dividends with respect to shares of Stock held in the Trust, which rights shall be exercised for the exclusive benefit of the Charitable Beneficiary. Any dividend or distribution paid prior to the discovery by the Corporation that the shares of Stock have been transferred to the Trustee with respect to such shares shall be paid over to the Trustee by the recipient thereof upon demand, and any dividend declared but unpaid shall be paid when due to the Trustee. Any dividends or distributions so paid over to the Trustee shall be held in trust for the Charitable Beneficiary.

(c) Rights upon Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of or any distribution of the assets of the Corporation, the Trustee shall be entitled to receive, ratably with each other holder of Stock of the class of Stock that is held in the Trust, that portion of the assets of the Corporation available for distribution to the holders of such class (determined based upon the ratio that the number of shares of such class of Stock held by the Trustee bears to the total number of shares of such class of Stock then outstanding). The Trustee shall distribute any such assets received in respect of the Stock held in the Trust in any liquidation, dissolution or winding up of, or distribution of the assets of the Corporation in accordance with Section 5.12(d) below.

(d) Sale of Shares by Trustee. Within twenty days of receiving notice from the Corporation that shares of Stock have been transferred to the Trust, the Trustee of the Trust shall sell the shares held in Trust to a Person, designated by the Trustee, whose ownership of the shares of Stock held in the Trust would not violate the ownership limitations set forth in Section 5.2. Upon such sale, the interest of the Charitable Beneficiary in the shares sold shall terminate and the Trustee shall distribute the net proceeds of the sale to the Purported Record Transferee and to the Charitable Beneficiary as provided in this Section 5.12. The Purported Record Transferee shall receive the lesser of (1) (x) the price per share such Purported Record Transferee paid for the Stock in the purported Transfer that resulted in the transfer of shares of Stock to the Trust, or (y) if the Transfer or other event that resulted in the transfer of shares of Stock to the Trust was not a transaction in which the Purported Record Transferee gave full value for such shares of Stock, a price per share equal to the Market Price on the date of the purported Transfer or other event that resulted in the transfer of such shares of Stock to the Trust and (2) the price per share received by the Trustee from the sale or other disposition of the shares held in the Trust. Any net sales proceeds in excess of the amount payable to the Purported Record Transferee shall be immediately paid to the Charitable Beneficiary. If, prior to the discovery by the Corporation that shares of Stock have been transferred to the Trustee, such shares are sold by the Purported Record Transferee, then (i) such shares shall be deemed to have been sold on behalf of the Trust and (ii) to the extent that the Purported Record Transferee received an amount for such shares that exceeds the amount such Purported Record Transferee was entitled to receive pursuant to this subparagraph (d), such excess shall be paid to the Trustee upon demand. The Trustee shall have the right and power (but not the obligation) to offer any share of Stock held in the Trust for sale to the Corporation on such terms and conditions as the Trustee shall determine to be appropriate.

(e) Voting and Notice Rights. The Trustee shall have all voting rights and rights to receive any notice of any meetings, which rights shall be exercised for the exclusive benefit of the Charitable Beneficiary. The Purported Record Transferee shall have no voting rights with respect to shares held in Trust.

Section 5.13. Designation of Charitable Beneficiary. By written notice to the Trustee, the Corporation shall designate one or more nonprofit organizations to be the Charitable Beneficiary of the interest in the Trust such that (i) the shares of Stock held in the Trust would not violate the restrictions set forth in Section 5.2 in the hands of such Charitable Beneficiary and (ii) each Charitable Beneficiary is an organization described in Sections 170(b)(1)(A), 170(c)(2) and 501(c)(3) of the Code.

Section 5.14. Settlement. Nothing in this Article V shall preclude the settlement of any transaction entered into through the facilities of the NYSE (but the fact that settlement of a transaction is permitted shall not negate the effect of any other provision of this Article V and all of the provisions of this Article V shall apply to the purported transferee of the shares of Stock in such transaction).

Section 5.15. Termination of REIT Status. The Board of Directors shall take no action to terminate the Corporation’s status as a REIT or to amend the provisions of this Article V until such time as (i) the Board of Directors adopts a resolution recommending that the Corporation terminate its status as a REIT or amend this Article V, as the case may be, (ii) the Board of Directors presents the resolution at an annual or special meeting of the stockholders and (iii) such resolution is approved by holders of a majority of the voting power of the issued and outstanding shares of Stock.

Section 5.16. Severability. If any provision of this Article or any application of any such provision is determined to be invalid by any Federal or state court having jurisdiction over the issues, the validity of the remaining provisions shall not be affected and other applications of such provision shall be affected only to the extent necessary to comply with the determination of such court.”

SECOND: On February 7, 2002 the board of directors of the Corporation duly approved the foregoing amendments to the charter of the Corporation, subject to, among other things, the approval thereof by the stockholders of the Corporation.

THIRD: Notice of the 2002 annual meeting of stockholders of the Corporation to, among other things, take action on certain proposals, including the foregoing amendments, was given to each stockholder entitled to vote on the foregoing amendments.

FOURTH: The stockholders of the Corporation on May 2, 2002 duly approved the foregoing amendments to the charter of the Corporation at the 2002 annual meeting of the stockholders of the Corporation.

[signature page follows]

Exhibit 3.8

IN WITNESS WHEREOF, CarrAmerica Realty Corporation has caused these Articles of Amendment of Amendment and Restatement of Articles of Incorporation to be signed in its name and on its behalf by its Chief Investment Officer and attested by its Assistant Secretary on May 13, 2002. The undersigned hereby certifies, under penalties of perjury, that to the best of his or her knowledge, information and belief the matters and facts set forth herein are true and correct in all material respects.

CARRAMERICA REALTY CORPORATION

By:	/s/ Karen. B. Dorigan
Name:	Karen B. Dorigan
Title:	Chief Investment Officer

Attest: /s/ Ann Marie Pulsch